December 19, 2008
VIA EDGAR and FEDERAL EXPRESS
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D. C. 20549
Re:	MiddleBrook Pharmaceuticals, Inc. File No. 0-50414
Dear Mr. Rosenberg:
     Yesterday we received your letter dated December 4, 2008, regarding our Form 10-K for the Fiscal Year Ended December 31, 2007 and Form 10-Q for the Quarterly Period Ended September 30, 2008, and in light of the holidays, we request permission to respond no later Friday, January 16, 2009.
     If you have any questions or comments please do not hesitate to contact me at (817) 837-1215 or (201) 506-7614.

Sincerely,
/s/ Brad Cole
Brad Cole
SVP, General Counsel

cc:	David Becker (via email) Cynthia Tirpak (via email)